PROSPECTUS	Filed pursuant to Rule 424(b)(3) Registration No. 333-153322

Plains All American Pipeline, L.P.
PAA Finance Corp.

Offer to Exchange up to
$600,000,000 of 6.50% Senior Notes due 2018
for
$600,000,000 of 6.50% Senior Notes due 2018
that have been Registered under the Securities Act of 1933

Terms of the Exchange Offer

•	We are offering to exchange up to $600,000,000 of our outstanding 6.50% Senior Notes due 2018 (the “outstanding Notes”) for new notes (the “new Notes” and, together with the outstanding Notes, the “Notes”) with substantially identical terms that have been registered under the Securities Act and are freely transferable.

•	We will exchange for an equal principal amount of new Notes all outstanding Notes that you validly tender and do not validly withdraw before the exchange offer expires.

•	The exchange offer expires at 5:00 p.m., New York City time, on October 30, 2008, unless extended. We do not currently intend to extend the exchange offer.

•	Tenders of outstanding Notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding Notes for new Notes will not be a taxable event for U.S. federal income tax purposes.

Terms of the Notes

Maturity

•	The Notes will mature on May 1, 2018.

Interest

•	Interest on the Notes is payable on May 1 and November 1 of each year, beginning November 1, 2008, and accrues from April 23, 2008.

Redemption

•	We may redeem the Notes, in whole or in part, at any time at a price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) a make whole amount described in this prospectus, in each case together with accrued interest, if any, to the redemption date.

Ranking

•	The Notes are unsecured. The Notes rank equally in right of payment with all of our other existing and future senior unsecured debt and senior in right of payment to all of our future subordinated debt.

Please read “Risk Factors” on page 5 for a discussion of factors you should consider before participating in the exchange offer.

Each broker-dealer that receives new Notes for its own account pursuant to this exchange offer must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new Notes received in exchange for outstanding Notes where such outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed to make this prospectus available for a period of one year from the expiration date of this exchange offer to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 25, 2008.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus, or the documents incorporated by reference into this prospectus, is accurate as of any date other than the date on the front cover of this prospectus or the date of such document, as the case may be.

PROSPECTUS SUMMARY

This summary may not contain all the information that may be important to you or that you should consider before making an investment decision. You should read this entire prospectus and the documents we have incorporated into this prospectus by reference for a more complete understanding of this exchange offer before making an investment decision. You should carefully consider the information set forth under “Risk Factors” beginning on page 5 of this prospectus and in our annual report on Form 10-K for the year ended December 31, 2007. In addition, certain statements include forward-looking information which involves risks and uncertainties. Please read “Forward-Looking Statements” beginning on page 30 of this prospectus. References to the “Notes” in this prospectus include both the outstanding Notes and the new Notes.

For purposes of this prospectus, unless the context clearly indicates otherwise, “we,” “us,” “our,” “Plains All American Pipeline” and similar terms refer to Plains All American Pipeline, L.P. and its subsidiaries. References to our “general partner,” as the context requires, include any or all of PAA GP LLC, Plains AAP, L.P. and Plains All American GP LLC.

The Issuers

We are a Delaware limited partnership formed in September 1998. Our operations are conducted directly and indirectly through our operating subsidiaries. We are engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas related petroleum products. In addition, through our 50% equity ownership in PAA/Vulcan Gas Storage, LLC, we are engaged in the development and operation of natural gas storage facilities. We are one of the largest midstream companies in North America. We have an extensive network of pipeline transportation, terminalling, storage and gathering assets in key oil-producing basins, transportation corridors and at major market hubs in the United States and Canada.

PAA Finance Corp. was incorporated under the laws of the State of Delaware in May 2004, is wholly owned by Plains All American Pipeline, and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities are limited to co-issuing debt securities and engaging in other activities incidental thereto.

Our executive offices are located at 333 Clay Street, Suite 1600, Houston, Texas 77002 and our telephone number is (713) 646-4100.

For additional information as to our business, properties and financial condition, please refer to the documents cited in “Where You Can Find More Information.”

The Exchange Offer

On April 23, 2008, we completed the private offering of the outstanding Notes. We entered into a registration rights agreement with the initial purchasers in the offering in which we agreed to deliver this prospectus and to use our reasonable best efforts to consummate the exchange offer within 300 days after the date we issued the outstanding Notes.

Exchange Offer	We are offering to exchange new Notes for outstanding Notes to satisfy our obligations under the registration rights agreement that we entered into when we issued the outstanding Notes in a transaction exempt from registration under the Securities Act.

The terms of the new Notes are substantially identical to those terms of the outstanding Notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the outstanding Notes do not apply to the new Notes.

Expiration Date	The exchange offer will expire at 5:00 p.m. New York City time, on October 30, 2008, unless we decide to extend the exchange offer.

Conditions to the Exchange Offer	The registration rights agreement does not require us to accept outstanding Notes for exchange if the exchange offer or the making of any exchange by a holder of the outstanding Notes would violate any applicable law or interpretation of the staff of the SEC. A minimum aggregate principal amount of outstanding Notes being tendered is not a condition to the exchange offer.

Procedures for Tendering Outstanding Notes	To participate in the exchange offer, you must follow the procedures established by The Depository Trust Company, which we call “DTC,” for tendering notes held in book entry form. These procedures, which we call “ATOP,” require that (1) the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through DTC’s automated tender offer program, and (2) DTC confirms that:

• DTC has received your instructions to exchange your Notes, and

• you agree to be bound by the terms of the letter of transmittal.

For more information on tendering your outstanding Notes, please refer to the sections in this prospectus entitled “The Exchange Offer — Terms of the Exchange Offer” and “— Procedures for Tendering.”

Guaranteed Delivery Procedures	None.

Withdrawal of Tenders	You may withdraw your tender of outstanding Notes under the exchange offer at any time prior to the expiration date. To withdraw, you must submit a notice of withdrawal to the exchange agent using ATOP procedures before 5:00 p.m. New York City time on the expiration date of the exchange offer. Please read “The Exchange Offer — Withdrawal of Tenders.”

Acceptance of Outstanding Notes and Delivery of New Notes	If you fulfill all conditions required for proper acceptance of outstanding Notes, we will accept any and all outstanding Notes that you properly tender in the exchange offer before 5:00 p.m. New York City time on the expiration date. We will return to you, without expense as promptly as practicable after the expiration date, any outstanding Note that we do not accept for exchange. We will deliver the new Notes as promptly as practicable after the expiration date and acceptance of the outstanding Notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offer — Terms of the Exchange Offer.”

Fees and Expenses	We will bear all expenses related to the exchange offer. Please refer to the section in this prospectus entitled “The Exchange Offer — Fees and Expenses.”

Use of Proceeds	The issuance of the new Notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement.

Consequences of Failure to Exchange Outstanding Notes	If you do not exchange your outstanding Notes in the exchange offer, you will no longer be able to require us to register the outstanding Notes under the Securities Act except in the limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding Notes unless we have registered the outstanding Notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

Federal Income Tax Considerations	The exchange of new Notes for the outstanding Notes will not be a taxable event for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences.”

Exchange Agent	We have appointed U.S. Bank National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance, for additional copies of this prospectus or the letter of transmittal to the exchange agent addressed as follows: Attn: Brandi Steward, U.S. Bank Corporate Trust Services, Specialized Finance Dept., 60 Livingston Avenue, St. Paul, Minnesota, 55107, telephone number (651) 495-4738. Eligible institutions may make requests by facsimile at (651) 495-8138.

Terms of the Notes

The new Notes will be identical to the outstanding Notes except that the new Notes will be registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for additional interest. The new Notes will evidence the same debt as the outstanding Notes, and the same indenture will govern the new Notes and the outstanding Notes.

The following summary contains basic information about the new Notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Notes, please refer to the section of this prospectus entitled “Description of the Notes.”

Issuers	Plains All American Pipeline, L.P. and PAA Finance Corp.

PAA Finance Corp., a Delaware corporation, is a wholly owned subsidiary of Plains All American Pipeline, L.P. that has been organized for the purpose of co-issuing our existing notes, the Notes offered hereby, and the notes issued in any future offerings. PAA Finance Corp. does not have any operations of any kind and will not have any revenue other than as may be incidental to its activities as a co-issuer of the Notes.

Notes Offered	$600 million aggregate principal amount of 6.50% Senior Notes due 2018.

Maturity Date	May 1, 2018.

Interest Payment Dates	We will pay interest on the Notes on May 1 and November 1 of each year, beginning on November 1, 2008.

Optional Redemption	We may redeem the Notes, in whole or in part, at any time and from time to time at a price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis at the Adjusted Treasury

Rate (as defined herein) plus 40 basis points, together with accrued interest to the date of redemption. Please read the section of this prospectus entitled “Description of the Notes — Optional Redemption.”

Guarantees	Initially, all payments with respect to the Notes (including principal and interest) are fully and unconditionally guaranteed, jointly and severally, by substantially all of our existing subsidiaries other than (i) PAA Finance Corp., the co-issuer of the Notes, (ii) subsidiaries that are minor and (iii) subsidiaries regulated by the California Public Utilities Commission. In the future, our subsidiaries that guarantee other indebtedness of ours or another subsidiary must also guarantee the Notes. The guarantees are also subject to release in certain circumstances. The guarantees of the Notes are general unsecured obligations of the subsidiary guarantors and rank equally with any existing and future senior unsecured indebtedness of the subsidiary guarantors. See “Description of the Notes — The Guarantees.”

Ranking	The Notes are general senior unsecured obligations of the issuers and rank equally in right of payment with the existing and future senior unsecured indebtedness of the issuers.

Certain Covenants	The indenture governing the Notes contains covenants that limit our ability, with certain exceptions, to:

• incur liens on principal properties to secure debt;

• engage in sale-leaseback transactions; and

• merge or consolidate with another entity or sell, lease or transfer substantially all of our properties or assets to another entity.

Transfer Restrictions; Absence of a Public Market for the Notes	The new Notes generally will be freely transferable, but will also be new securities for which there will not initially be a market. There can be no assurance as to the development or liquidity of any market for the new Notes.

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus (including the risk factors included in our 2007 Annual Report on Form 10-K) the following factors relating to the exchange offer and the Notes should be considered carefully in deciding whether to participate in the exchange offer.

Risks Related to the Exchange Offer and the Notes

If you do not properly tender your outstanding Notes, you will continue to hold unregistered outstanding Notes and your ability to transfer outstanding Notes will be adversely affected.

We will only issue new Notes in exchange for outstanding Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding Notes and you should carefully follow the instructions on how to tender your outstanding Notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of outstanding Notes.

If you do not exchange your outstanding Notes for new Notes pursuant to the exchange offer, the outstanding Notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the outstanding Notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register outstanding Notes under the Securities Act unless our registration rights agreement with the initial purchasers of the outstanding Notes requires us to do so. Further, if you continue to hold any outstanding Notes after the exchange offer is consummated, you may have trouble selling them because there will be fewer Notes outstanding.

Your right to receive payments on the Notes and the subsidiary guarantees is unsecured and is effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness as well as to any existing and future indebtedness of our subsidiaries that do not guarantee the Notes.

The Notes are effectively subordinated to claims of our secured creditors, and the guarantees are effectively subordinated to the claims of our secured creditors as well as the secured creditors of our subsidiary guarantors. As of June 30, 2008, the Notes and the guarantees were effectively subordinated to approximately $420 million of short-term secured indebtedness. Although substantially all of our subsidiaries, other than (i) PAA Finance Corp., the co-issuer of the Notes, (ii) minor subsidiaries and (iii) subsidiaries regulated by the California Public Utilities Commission have initially guaranteed the Notes, the guarantees are subject to release under certain circumstances, and we may have subsidiaries that are not guarantors. In that case, the Notes would be effectively subordinated to the claims of all creditors, including trade creditors and tort claimants, of our subsidiaries that are not guarantors. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of a subsidiary that is not a guarantor, creditors of that subsidiary would generally have the right to be paid in full before any distribution is made to us or the holders of the Notes.

Our leverage may limit our ability to borrow additional funds, comply with the terms of our indebtedness or capitalize on business opportunities.

Our leverage is significant in relation to our partners’ capital. As of June 30, 2008, our total outstanding long-term debt, including the portion of our revolving credit facility classified as short-term, was approximately $3.5 billion. Various limitations in our credit facilities and other debt instruments may reduce our ability to incur additional debt, to engage in some transactions and to capitalize on business opportunities. Any subsequent refinancing of our current indebtedness or any new indebtedness could have similar or greater restrictions.

Our leverage could have important consequences to investors in the Notes. We will require substantial cash flow to meet our principal and interest obligations with respect to the Notes and our other consolidated indebtedness. Our ability to make scheduled payments, to refinance our obligations with respect to our indebtedness or our ability to obtain additional financing in the future will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors. We believe that we will have sufficient cash flow from operations and available borrowings under our bank credit facility to service our indebtedness, although the principal amount of the Notes will likely need to be refinanced at maturity in whole or in part. However, a significant downturn in the hydrocarbon industry or other development adversely affecting our cash flow could materially impair our ability to service our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to refinance all or a portion of our debt or sell assets. We can give no assurance that we would be able to refinance our existing indebtedness or sell assets on terms that are commercially reasonable. In addition, if one or more rating agencies were to lower our debt ratings, we could be required by some of our counterparties to post additional collateral, which would reduce our available liquidity and cash flow.

Our leverage may adversely affect our ability to fund future working capital, capital expenditures and other general partnership requirements, future acquisition, construction or development activities, or to otherwise fully realize the value of our assets and opportunities because of the need to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness or to comply with any restrictive terms of our indebtedness. Our leverage may also make our results of operations more susceptible to adverse economic and industry conditions by limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and may place us at a competitive disadvantage as compared to our competitors that have less debt.

A court may use fraudulent conveyance considerations to avoid or subordinate the subsidiary guarantees.

Various applicable fraudulent conveyance laws have been enacted for the protection of creditors. A court may use fraudulent conveyance laws to subordinate or avoid the subsidiary guarantees of the Notes issued by any of our subsidiary guarantors. It is also possible that under certain circumstances a court could hold that the direct obligations of a subsidiary guaranteeing the Notes could be superior to the obligations under that guarantee.

A court could avoid or subordinate the guarantee of the Notes by any of our subsidiaries in favor of that subsidiary’s other debts or liabilities to the extent that the court determined either of the following were true at the time the subsidiary issued the guarantee:

•	that subsidiary incurred the guarantee with the intent to hinder, delay or defraud any of its present or future creditors or that subsidiary contemplated insolvency with a design to favor one or more creditors to the total or partial exclusion of others; or

•	that subsidiary did not receive fair consideration or reasonable equivalent value for issuing the guarantee and, at the time it issued the guarantee, that subsidiary:

•	was insolvent or rendered insolvent by reason of the issuance of the guarantee;

•	was engaged or about to engage in a business or transaction for which the remaining assets of that subsidiary constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

The measure of insolvency for purposes of the foregoing will vary depending upon the law of the relevant jurisdiction. Generally, however, an entity would be considered insolvent for purposes of the foregoing if the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation, or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured.

Among other things, a legal challenge of a subsidiary’s guarantee of the Notes on fraudulent conveyance grounds may focus on the benefits, if any, realized by that subsidiary as a result of our issuance of the Notes. To the extent a subsidiary’s guarantee of the Notes is avoided as a result of fraudulent conveyance or held unenforceable for any other reason, the note holders would cease to have any claim in respect of that guarantee.

Your ability to transfer the Notes may be limited by the absence of a trading market.

Currently, there is no organized trading market for the Notes. We do not currently intend to apply for listing of the Notes on any securities exchange or other market. Although certain of the initial purchasers informed us, at the time the outstanding Notes were originally issued, that they intended to make a market in the Notes, they are not obligated to do so. In addition, the initial purchasers may discontinue any such market making at any time without notice. The liquidity of any market for the Notes depends on the number of holders of the Notes, the interest of securities dealers in making a market in those Notes and other factors. Accordingly, we can give no assurance as to the development, continuation or liquidity of any market for the Notes.

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets.

We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the ownership interests in our subsidiaries. As a result, our ability to make required payments on the Notes depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, credit facilities and applicable state partnership laws and other laws and regulations. Pursuant to our credit facilities, we may be required to establish cash reserves for the future payment of principal and interest on the amounts outstanding under our credit facilities. If we are unable to obtain the funds necessary to pay the principal amount at maturity of the Notes, we may be required to adopt one or more alternatives, such as a refinancing of the Notes. We cannot assure you that we would be able to refinance the Notes.

We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the Notes or to repay them at maturity.

Unlike a corporation, our partnership agreement requires us to distribute, on a quarterly basis, 100% of our available cash to our unitholders of record and our general partner. Available cash is generally all of our cash receipts adjusted for cash distributions and net changes to reserves. Our general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating partnerships in amounts the general partner determines in its reasonable discretion to be necessary or appropriate:

•	to provide for the proper conduct of our business and the businesses of our operating partnerships (including reserves for future capital expenditures and for our anticipated future credit needs);

•	to provide funds for distributions to our unitholders and the general partner for any one or more of the next four calendar quarters; or

•	to comply with applicable law or any of our loan or other agreements.

Although our payment obligations to our unitholders are subordinate to our payment obligations to you, absent other market forces we would generally expect the value of our units to decrease in correlation with decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity to recapitalize.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the issuance of the outstanding Notes, we entered into a registration rights agreement with respect to the Notes. Under the registration rights agreement, we agreed to use our reasonable best efforts to:

•	within 180 days after the original issuance of the outstanding Notes on April 23, 2008, file a registration statement with the SEC with respect to a registered offer to exchange each outstanding Note for a new Note having terms substantially identical in all material respects to such Note except that the new Note will not contain terms with respect to transfer restrictions, registration rights or additional interest;

•	cause the registration statement to be declared effective under the Securities Act within 270 days after the original issuance of the outstanding Notes;

•	consummate the exchange of the outstanding Notes for new Notes within 300 days after the original issuance of the outstanding Notes;

•	promptly following the effectiveness of the registration statement, offer the new Notes in exchange for surrender of the outstanding Notes;

•	keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the outstanding Notes; and

•	exchange new Notes for all outstanding Notes validly tendered and not withdrawn before the expiration date.

We have fulfilled the agreements described in the first two preceding bullet points and are now offering eligible holders of the outstanding Notes the opportunity to exchange their outstanding Notes for new Notes registered under the Securities Act. Holders are eligible if they are not prohibited by any law or policy of the SEC from participating in this exchange offer. The new Notes will be substantially identical to the outstanding Notes except that the new Notes will not contain terms with respect to transfer restrictions, registration rights or additional interest.

Under limited circumstances, we agreed to use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement for the resale of the outstanding Notes. We also agreed to use our reasonable best efforts to keep the shelf registration statement effective for up to one year after its effective date. The circumstances include if:

•	a change in law or in applicable interpretations thereof by the staff of the SEC do not permit us to effect the exchange offer;

•	for any other reason the exchange offer is not consummated within 300 days from April 23, 2008, the date of the original issuance of the outstanding Notes;

•	an initial purchaser notifies us following consummation of the exchange offer that outstanding Notes held by it are not eligible to be exchanged for new Notes in the exchange offer; or

•	a holder other than an initial purchaser is not eligible to participate in the exchange offer.

Subject to certain exceptions, we will pay additional cash interest on the outstanding Notes if:

•	the exchange offer registration statement is not filed with the SEC on or before the 180th day after the original issuance of the outstanding Notes;

•	the exchange offer registration statement is not declared effective by the SEC on or before the 270th day after the original issuance of the outstanding Notes;

•	the exchange offer is not consummated on or before the 300th day after April 23, 2008, the date of the original issuance of the outstanding Notes;

•	being obligated to file a shelf registration statement, we fail to file the shelf registration statement with the SEC on or prior to the 180th day after the date on which the obligation to file a shelf registration statement arises;

•	being obligated to file a shelf registration statement, the shelf registration statement is not declared effective on or prior to the 270th day after the date on which the obligation to file a shelf registration statement arises; or

•	after the shelf registration statement is declared effective, such registration statement thereafter ceases to be effective prior to it having been effective for a period of one year (subject to certain exceptions) (each such event referred to in the preceding clauses being a “registration default”).

Such additional interest will be payable from and including the date on which any such registration default occurs to the date on which all registration defaults have been cured.

The rate of the additional interest on the Notes will be 0.25% per year for the first 90-day period immediately following the occurrence of a registration default, and such rate will increase by an additional 0.25% per year with respect to each subsequent 90-day period until all registration defaults have been cured up to a maximum additional interest rate of 0.50% per year.

We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the outstanding Notes and the new Notes.

Upon the filing or effectiveness of this registration statement, the consummation of the exchange offer, the filing or effectiveness of a shelf registration statement, or the effectiveness of a succeeding registration statement, as the case may be, the interest rate borne by the Notes from the date of such filing, effectiveness or consummation, as the case may be, will be reduced to the original interest rate. However, if after any such reduction in interest rate, a different event specified in the clauses above occurs, the interest rate may again be increased pursuant to the preceding provisions.

To exchange your outstanding Notes for transferable new Notes in the exchange offer, you will be required to make the following representations:

•	any new Notes will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the Notes within the meaning of the Securities Act;

•	if you are not a broker-dealer, you are not engaged in and do not intend to engage in the distribution of the Notes;

•	if you are a broker-dealer that will receive new Notes for your own account in exchange for outstanding Notes, you acquired those Notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new Notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

In addition, we may require you to provide information to be used in connection with any shelf registration statement to have your outstanding Notes included in the shelf registration statement. A holder who sells outstanding Notes under a shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers. Such a holder will also be subject to the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including indemnification obligations.

The description of the registration rights agreement contained in this section is a summary only. For more information, you should review the provisions of the registration rights agreement that we filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Resale of New Notes

Based on no-action letters of the SEC staff issued to third parties, we believe that new Notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not a broker-dealer;

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	such new Notes are acquired in the ordinary course of your business; and

•	you do not intend to participate in a distribution of the new Notes.

The SEC, however, has not considered the exchange offer for the new Notes in the context of a no-action letter, and the SEC may not make a similar determination as in the no-action letters issued to these third parties.

If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new Notes, you

•	cannot rely on such interpretations by the SEC staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Unless an exemption from registration is otherwise available, any security holder intending to distribute new Notes should be covered by an effective registration statement under the Securities Act. The registration statement should contain the selling security holder’s information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, resale or other retransfer of new Notes only as specifically described in this prospectus. Failure to comply with the registration and prospectus delivery requirements by a holder subject to these requirements could result in that holder incurring liability for which it is not indemnified by us. If you are a broker-dealer, you may participate in the exchange offer only if you acquired the outstanding Notes as a result of market-making activities or other trading activities. Each broker-dealer that receives new Notes for its own account in exchange for outstanding Notes, where such outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the new Notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of new Notes.

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding Notes properly tendered and not withdrawn prior to 5:00 p.m. New York City time on the expiration date. We will issue new Notes in principal amount equal to the principal amount of outstanding Notes surrendered under the exchange offer. Outstanding Notes may be tendered only for new Notes and only in minimum denominations of $2,000 and integral multiples of $1,000.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding Notes being tendered for exchange.

As of the date of this prospectus, $600 million in aggregate principal amount of the Notes are outstanding. This prospectus is being sent to DTC, the sole registered holder of the outstanding Notes, and to all persons that we can identify as beneficial owners of the outstanding Notes. There will be no fixed record date for determining registered holders of outstanding Notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Outstanding Notes that the holders thereof do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These outstanding Notes will be entitled to the rights and benefits such holders have under the indenture relating to the Notes and the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered outstanding Notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new Notes from us.

If you tender outstanding Notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of outstanding Notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “— Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any outstanding Notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m. New York City time on October 30, 2008, unless, in our sole discretion, we extend it.

Extensions, Delays in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. During any such extensions, all outstanding Notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding Notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

If any of the conditions described below under “— Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion to:

•	delay accepting for exchange any outstanding Notes,

•	extend the exchange offer, or

•	terminate the exchange offer,

by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of outstanding Notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the outstanding Notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend such exchange offer if such exchange offer would otherwise expire during such period.

Conditions to the Exchange Offer

We will not be required to accept for exchange, or exchange any new Notes for, any outstanding Notes if the exchange offer, or the making of any exchange by a holder of outstanding Notes, would violate applicable law or any applicable interpretation of the staff of the SEC. Similarly, we may terminate the exchange offer as provided in this prospectus before accepting outstanding Notes for exchange in the event of such a potential violation.

In addition, we will not be obligated to accept for exchange the outstanding Notes of any holder that has not made to us the representations described under “— Purpose and Effect of the Exchange Offer,” “— Procedures for Tendering” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to allow us to use an appropriate form to register the new Notes under the Securities Act.

Furthermore, we will not accept for exchange any outstanding Notes tendered, and will not issue new Notes in exchange for any such outstanding Notes, if at such time any stop order has been threatened or is in effect with respect to (1) the registration statement of which this prospectus constitutes a part or (2) the qualification of the indenture relating to the Notes under the Trust Indenture Act of 1939.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding Notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding Notes as promptly as practicable.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

Procedures for Tendering

In order to participate in the exchange offer, you must properly tender your outstanding Notes to the exchange agent as described below. It is your responsibility to properly tender your Notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your tender.

If you have any questions or need help in exchanging your Notes, please call the exchange agent, whose address and phone number are set forth in “Prospectus Summary — The Exchange Offer — Exchange Agent.”

All of the outstanding Notes were issued in book-entry form, and all of the outstanding Notes are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the outstanding Notes may be tendered using the ATOP procedures instituted by DTC. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their outstanding Notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender outstanding Notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange outstanding Notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

There is no procedure for guaranteed late delivery of the Notes.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding Notes and withdrawal of tendered outstanding Notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding Notes not properly tendered or any outstanding Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular outstanding Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of outstanding Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding Notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When We Will Issue New Notes

In all cases, we will issue new Notes for outstanding Notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	a book-entry confirmation of such outstanding Notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Return of Outstanding Notes Not Accepted or Exchanged

If we do not accept any tendered outstanding Notes for exchange or if outstanding Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged outstanding Notes will be returned without expense to their tendering holder. Such non-exchanged outstanding Notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your Representations to Us

By agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any new Notes you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the Notes within the meaning of the Securities Act;

•	if you are not a broker-dealer, you are not engaged in and do not intend to engage in the distribution of the Notes;

•	if you are a broker-dealer that will receive new Notes for your own account in exchange for outstanding Notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new Notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m. New York City time on the expiration date. For a withdrawal to be effective you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn outstanding Notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any outstanding Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any outstanding Notes that have been tendered for exchange but are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding Notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn outstanding Notes by following the procedures described under “— Procedures for Tendering” above at any time prior to 5:00 p.m., New York City time, on the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders with respect to the exchange offer. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out of pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding Notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of outstanding Notes under the exchange offer.

Consequences of Failure to Exchange

If you do not exchange new Notes for your outstanding Notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the outstanding Notes. In general, you may not offer or sell the outstanding Notes unless the offer or sale is either registered under the Securities Act or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding Notes under the Securities Act.

Accounting Treatment

We will record the new Notes in our accounting records at the same carrying value as the outstanding Notes. This carrying value is the aggregate principal amount of the outstanding Notes less any bond discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding Notes in open market or privately negotiated transactions, through subsequent exchange offer or otherwise. We have no present plans to acquire any outstanding Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding Notes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations plus fixed charges (excluding capitalized interest). “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest.

	Six Months
	Ended		Year Ended December 31,
	June 30, 2008		2007		2006		2005		2004		2003

RATIO OF EARNINGS TO FIXED CHARGES(1)	2.04	x	2.45	x	2.83	x	3.34	x	3.37	x	2.35x

(1)	Includes interest costs attributable to borrowings for inventory stored in a contango market of $10 million for the six months ended June 30, 2008, and $44 million, $49 million, $24 million, $2 million and $1 million for each of the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the new Notes in the exchange offer. In consideration for issuing the new Notes as contemplated by this prospectus, we will receive outstanding Notes in a like principal amount. The form and terms of the new Notes are identical in all respects to the form and terms of the outstanding Notes, except the new Notes do not include certain transfer restrictions. Outstanding Notes surrendered in exchange for the new Notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the new Notes will not result in any change in our outstanding indebtedness.

DESCRIPTION OF THE NOTES

As used in this description, the terms “we,” “us” and “our” refer to Plains All American Pipeline, L.P. and PAA Finance Corp. as co-issuers of the Notes and not to any of their respective subsidiaries or affiliates, and references to “Plains All American Pipeline” are to Plains All American Pipeline, L.P.

We issued the outstanding Notes, and will issue the new Notes, under an indenture (the “Base Indenture”) dated September 25, 2002, among us, the subsidiary guarantors and U.S. Bank National Association, as successor trustee, and a supplemental indenture thereto dated as of April 23, 2008 (such supplemental indenture, together with the Base Indenture, the “Indenture”). We refer to both the new Notes and the outstanding Notes in this description as the “Notes.” The Notes constituted a new series of debt securities under the Indenture, and eight other series are now outstanding under the Base Indenture, each issued under a separate supplemental indenture.

The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of Notes. You may request copies of the Indenture from us as set forth under “Where You Can Find More Information.” Capitalized terms that are used in this prospectus have the meanings assigned to them in the Indenture, and we have included some of those definitions at the end of this section. See “— Definitions.”

We have summarized some of the material provisions of the Notes and the Indenture below. The following description of the Notes is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture.

General Description of the Notes and the Guarantees

The Notes are:

•	our senior unsecured indebtedness ranking equally in right of payment with all of our existing and future unsubordinated debt;

•	unconditionally guaranteed by the subsidiary guarantors;

•	a new series of debt securities issued under the Indenture;

•	non-recourse to our general partner;

•	senior in right of payment to any of our future subordinated debt;

•	effectively junior to any of our existing and future secured debt, to the extent of the security for that debt; and

•	effectively junior to any existing and future debt of our subsidiaries that do not guarantee the Notes.

Initially our obligations under the Notes are jointly and severally guaranteed by all of the existing subsidiaries of Plains All American Pipeline other than PAA Finance Corp., Andrews Partners, LLC, Pacific Pipeline System LLC, Pacific Terminals LLC, Pacific Energy Management LLC, Pacific Energy GP LP, PEG Canada GP LLC and SLC Pipeline LLC, which we sometimes refer to collectively as the “non-guarantor subsidiaries.” Each guarantee by a subsidiary guarantor of the Notes is:

•	a general unsecured obligation of that subsidiary guarantor;

•	equal in right of payment with all other existing and future unsubordinated debt of that subsidiary guarantor;

•	senior in right of payment to any future subordinated debt of that subsidiary guarantor; and

•	effectively junior to any secured debt of that subsidiary guarantor, to the extent of the security for that debt.

As of June 30, 2008, the Notes and the guarantees were effectively subordinated to approximately $420 million of short-term secured indebtedness. See “Risk Factors — Risks Related to the Exchange Offer and the Notes — Your right to receive payments on the Notes and the subsidiary guarantees is unsecured and is effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness as well as to any existing and future indebtedness of our subsidiaries that do not guarantee the Notes.”

The Indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more series. Except to the extent described under “— Covenants,” the Indenture does not limit our ability or the ability of our subsidiaries to incur either secured or unsecured additional indebtedness.

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the Notes, create and issue additional notes ranking equally and ratably with the Notes offered hereby in all respects, so that such additional notes form a single series with the Notes and have the same terms as to status, redemption or otherwise as the Notes (except for the issue date, the initial payment date, if applicable, and the payment of interest accruing prior to the issue date of such additional notes). If we issue such additional notes prior to the completion of the exchange offer for the Notes described under the caption “The Exchange Offer,” the period of the resale restrictions applicable to any Notes previously offered and sold in reliance on Rule 144A under the Securities Act will be automatically extended to the last day of the period of any resale restrictions imposed on any such additional notes.

Principal, Maturity and Interest

We have issued the Notes in an initial aggregate principal amount of $600 million. The Notes will mature on May 1, 2018. The Notes bear interest at the annual rate of 6.50%. Additional interest may also accrue on the Notes in the circumstances described under “The Exchange Offer.” All references to “interest” in this description of Notes include any such additional interest. Interest on the Notes accrues from April 23, 2008 and is payable semi-annually in arrears on May 1 and November 1 of each year, commencing November 1, 2008. We will make each interest payment to the holders of record at the close of business on the April 15 and October 15 preceding such interest payment dates. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will issue the Notes in minimum denominations of $2,000 and integral multiples of $1,000.

No Liability of General Partner

Plains All American Pipeline’s general partner and its directors, officers, employees and partners (in their capacities as such) will not have any liability for our obligations under the Notes. In addition, the Managing General Partner, and its directors, officers, employees and members, will not have any liability for our obligations under the Notes. By accepting the Notes, each holder waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. This waiver may not be effective, however, to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

The Guarantees

Initially, our payment obligations under the Notes are jointly and severally guaranteed by all existing Subsidiaries of Plains All American Pipeline other than the non-guarantor subsidiaries. The obligations of each subsidiary guarantor under its guarantee are limited to the maximum amount that will, after giving effect to all other contingent and fixed liabilities of the subsidiary guarantor and to any collections from or payments made by or on behalf of any other subsidiary guarantor in respect of the obligations of the other subsidiary guarantor under its guarantee, result in the obligations of the subsidiary guarantor under the guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Provided that no default shall have occurred and shall be continuing under the Indenture, a subsidiary guarantor will be unconditionally released and discharged from its guarantee:

•	upon any sale or other disposition of all or substantially all of the assets of that subsidiary guarantor, including by way of merger, consolidation or otherwise, to any person that is not our affiliate (provided such sale or other disposition is not prohibited by the Indenture);

•	upon any sale or other disposition of all of our direct or indirect equity interests in that subsidiary guarantor to any person that is not our affiliate; or

•	following delivery of a written notice of the release from the guarantee by us to the trustee, upon the release of all guarantees by the subsidiary guarantor of any debt of ours and any Subsidiary of Plains All American Pipeline (other than debt securities issued under the Indenture).

If at any time after the issuance of the Notes, including following any release of a subsidiary guarantor from its guarantee under the Indenture, a Subsidiary of Plains All American Pipeline (including any future Subsidiary) guarantees any of our debt or any debt of Plains All American Pipeline’s other Subsidiaries, we will cause such Subsidiary to guarantee the Notes in accordance with the Indenture by simultaneously executing and delivering a supplemental indenture.

Optional Redemption

The Notes are redeemable, in whole or in part, at our option at any time and from time to time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed, and (b) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi annual basis (assuming 360-day years, each consisting of twelve 30-day months), at the Adjusted Treasury Rate plus 40 basis points, in each case together with accrued interest to the date of redemption.

“Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those Notes.

“Comparable Treasury Price” means, with respect to any date of redemption (a) the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Quotation Agent” means Banc of America Securities LLC or another Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (a) Banc of America Securities LLC, J.P. Morgan Securities Inc. and BNP Paribas Securities Corp. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall substitute another Primary Treasury Dealer; and (b) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that date of redemption.

Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes or portions thereof called for redemption.

On or before a redemption date, we will deposit with a paying agent (or with the trustee) sufficient money to pay the redemption price and accrued interest on the Notes to be redeemed. If less than all of the Notes are to be redeemed at any time, the trustee will select Notes (or any portion of Notes in integral multiples of $1,000) for redemption as follows:

•	if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

•	if the Notes are not so listed or there are no such requirements, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

However, no Note with a principal amount of $2,000 or less will be redeemed in part. Notice of optional redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note to be redeemed.

Events of Default

Each of the following is an “Event of Default” with respect to the Notes:

•	default in payment when due of the principal of or any premium on any Note at maturity, upon redemption or otherwise;

•	default for 60 days in the payment when due of interest on any Note;

•	failure by us or, so long as the Notes are guaranteed by a subsidiary guarantor, by such subsidiary guarantor, for 90 days after receipt of notice from the trustee or the holders to comply with any other term, covenant or warranty in the Indenture or the Notes (provided that notice need not be given, and an Event of Default will occur, 90 days after any breach of the covenants described under “— Consolidation, Merger or Sale”);

•	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any debt for money borrowed of us or any of the Subsidiaries of Plains All American Pipeline (or the payment of which is guaranteed by Plains All American Pipeline or any of its Subsidiaries), whether such debt or guarantee now exists or is created after the Issue Date, if (a) that default (x) is caused by a failure to pay principal of or premium, if any, or interest on such debt prior to the expiration of any grace period provided in such debt (a “Payment Default”), or (y) results in the acceleration of the maturity of such debt to a date prior to its originally stated maturity, and, (b) in each case described in clause (x) or (y) above, the principal amount of any such debt, together with the principal amount of any other such debt under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25 million or more; provided that if any such default is cured or waived or any such acceleration rescinded, or such debt is repaid, within a period of 30 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

•	specified events in bankruptcy, insolvency or reorganization of us or, so long as the Notes are guaranteed by a subsidiary guarantor, by such subsidiary guarantor; or

•	so long as the Notes are guaranteed by a subsidiary guarantor:

•	the guarantee by such subsidiary guarantor ceases to be in full force and effect, except as otherwise provided in the Indenture;

•	the guarantee by such subsidiary guarantor is declared null and void in a judicial proceeding; or

•	such subsidiary guarantor denies or disaffirms its obligations under the Indenture or its guarantee.

An Event of Default regarding the Notes will not necessarily constitute an Event of Default for any other series of debt securities that may be issued under the Base Indenture. In the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization involving us, but not any subsidiary guarantor, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing with respect to the Notes, the trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Consolidation, Merger or Sale

We will not merge, amalgamate or consolidate with or into any other Person or sell, convey, lease, transfer or otherwise dispose of all or substantially all of our assets to any Person, whether in a single transaction or series of related transactions, except in accordance with the provisions of the partnership agreement of Plains All American Pipeline, and unless:

•	we are the surviving Person in the case of a merger, or the surviving Person:

•	is a partnership, limited liability company or corporation organized under the laws of the United States, a state thereof or the District of Columbia, provided that PAA Finance Corp. may not merge, amalgamate or consolidate with or into another Person other than a corporation satisfying such requirement for so long as Plains All American Pipeline is not a corporation; and

•	expressly assumes, by supplemental indenture in form reasonably satisfactory to the trustee, the due and punctual payment of the principal of, premium, if any, and interest on all of the Notes, and the due and punctual performance or observance of all the other obligations under the Indenture to be performed or observed by us;

•	immediately after giving effect to the transaction or series of transactions, no Default or Event of Default has occurred and is continuing;

•	if we are not the surviving Person, then each subsidiary guarantor, unless such subsidiary guarantor is the Person with which we have consummated a transaction under this provision, shall have confirmed that its guarantee of the Notes shall continue to apply to the obligations under the Notes and the Indenture; and

•	we have delivered to the trustee an officers’ certificate and opinion of counsel, each stating that the merger, amalgamation, consolidation, sale, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required, the supplemental indenture, comply with the Indenture and all other conditions precedent to the transaction have been complied with.

Thereafter, the surviving Person will be substituted for us under the Indenture. If we sell or otherwise dispose of (except by lease) all or substantially all of our assets and the above stated requirements are satisfied, we will be released from all our liabilities and obligations under the Indenture. If we lease all or substantially all of our assets, we will not be so released from our obligations under the Indenture.

Modification of the Indenture

Generally, we, the subsidiary guarantors and the trustee may amend or supplement the Indenture, the guarantees and the Notes with the written consent of the holders of at least a majority in principal amount of the then outstanding Notes. However, without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any Notes held by a nonconsenting holder):

•	reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note;

•	reduce or waive the premium payable upon redemption or alter or waive the other provisions with respect to the redemption of any Notes;

•	reduce the rate of or change the time for payment of interest on any note;

•	waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on, any Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount and a waiver of the payment default that resulted from such acceleration);

•	release any security that may have been granted with respect to the Notes;

•	make any note payable in currency other than that stated in the Notes;

•	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes;

•	waive a redemption payment with respect to any note;

•	except as otherwise permitted in the Indenture, release any subsidiary guarantor from its obligations under its guarantee or the Indenture or change any guarantee in any manner that would adversely affect the rights of holders; or

•	make any change in the preceding amendment, supplement and waiver provisions (except to increase any percentage set forth therein).

Notwithstanding the preceding, without the consent of any holder of Notes, we and the trustee may amend or supplement the Indenture or the Notes:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated Notes in addition to or in place of certificated Notes;

•	to provide for the assumption of our or the confirmation of a subsidiary guarantor’s obligations to holders of Notes in the case of a merger or consolidation or sale of all or substantially all of our assets;

•	to add or release subsidiary guarantors as permitted pursuant to the terms of the Indenture (see “— The Guarantees”);

•	to make any changes that would provide any additional rights or benefits to the holders of Notes that do not, taken as a whole, adversely affect the rights under the Indenture of any holder of the Notes;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

•	to evidence or provide for the acceptance of appointment under the Indenture of a successor trustee;

•	to add any additional Events of Default;

•	to secure the Notes and/or the guarantees; or

•	to establish the form or terms of any other series of debt securities under the Base Indenture.

Covenants

Limitations on Liens

We will not, nor will we permit any Subsidiary to, create, assume, incur or suffer to exist any lien upon any Principal Property or upon any Capital Interests of any Restricted Subsidiary, whether owned or leased or hereafter acquired, to secure any of our debt or any debt of any other Person (other than debt securities issued under the Indenture), without in any such case making effective provision whereby all of the Notes shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured. The following are excluded from this restriction:

•	Permitted Liens;

•	any lien upon any property or assets created at the time of acquisition of such property or assets by us or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

•	any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

•	any lien upon any property or assets existing thereon at the time of the acquisition thereof by us or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by us or any Restricted Subsidiary); provided, however, that such lien only encumbers the property or assets so acquired;

•	any lien upon any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such Person at the time such Person becomes a Restricted Subsidiary;

•	any lien upon any of our property or assets or the property or assets of any Restricted Subsidiary in existence on December 10, 2003 or provided for pursuant to agreements existing on December 10, 2003;

•	liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court ordered award or settlement as to which we or the applicable Restricted Subsidiary has not exhausted its appellate rights;

•	any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancings, refundings or replacements of liens, in whole or in part, referred to above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any of our expenses and the expenses of the Restricted Subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

•	any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing our debt or debt of any Restricted Subsidiary.

Notwithstanding the preceding, we may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property or Capital Interests of a Restricted Subsidiary to secure our debt or debt of any Person (other than debt securities issued under the Indenture), that is not excepted above without securing the Notes, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all other liens not excepted above, together with all Attributable Indebtedness from Sale-leaseback Transactions, excluding Sale-leaseback Transactions permitted in the first paragraph under “— Limitations on Sale-Leasebacks,” does not exceed 10% of Consolidated Net Tangible Assets.

Limitations on Sale-Leasebacks

We will not, and will not permit any Subsidiary to, engage in a Sale-leaseback Transaction, unless:

•	such Sale-leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

•	the Sale-leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

•	the Attributable Indebtedness from that Sale-leaseback Transaction is an amount equal to or less than the amount that we or such Subsidiary would be allowed to incur as debt secured by a lien on the Principal Property subject thereto without equally and ratably securing the Notes; or

•	we or such Subsidiary, within a one-year period after such Sale-leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any Pari Passu Debt of us or any Subsidiary, or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of the business of Plains All American Pipeline or that of its Subsidiaries.

Notwithstanding the preceding, we may, and may permit any Subsidiary of Plains All American Pipeline to, effect any Sale-leaseback Transaction that is not excepted above, provided that the Attributable Indebtedness from such Sale-leaseback Transaction, together with the aggregate principal amount of then outstanding debt (other than debt securities issued under the Indenture) secured by liens upon Principal Properties not excepted in the first paragraph under “— Limitations on Liens,” do not exceed 10% of Consolidated Net Tangible Assets.

SEC Reports

Regardless of whether Plains All American Pipeline is required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, it will electronically file with the SEC, so long as the Notes are outstanding, the annual, quarterly and other periodic reports that it is required to file (or would otherwise be required to file) with the SEC pursuant to Sections 13 and 15(d) of the Exchange Act, and such documents will be filed with the SEC on or prior to the respective dates (the “Required Filing Dates”) by which it is required to file (or would otherwise be required to file) such documents, unless, in each case, such filings are not then permitted by the SEC. If such filings are not then permitted by the SEC, or such filings are not generally available on the Internet free of charge, we will provide the trustee with, and the trustee will mail to any holder of Notes requesting in writing to the trustee copies of, such annual, quarterly and other periodic reports specified in Sections 13 and 15(d) of the Exchange Act within 15 days after its Required Filing Date. In addition, we will furnish to the holders of Notes and to prospective investors, upon the requests of holders of Notes, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, so long as the Notes are not freely transferable under the Securities Act.

Defeasance and Discharge

At any time we may terminate all our obligations under the Indenture as they relate to the Notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and timely payments therefrom and obligations to register the transfer of or exchange the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent for the Notes.

Also, at any time we may terminate our obligations under covenants described in the last paragraph of “— The Guarantees,” under “— Covenants” and under “— SEC Reports” with respect to the Notes (“covenant defeasance”), and thereafter our failure to comply with any of such covenants would not constitute an Event of Default.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, each guarantee obligation will be deemed to have been discharged with respect to the Notes.

In order to exercise either defeasance option, we must irrevocably deposit in trust (the “defeasance trust”) with the trustee money, U.S. Government Obligations (as defined in the Indenture) or a combination thereof for the payment of principal, premium, if any, and interest on the Notes to redemption or stated maturity, as the case may be, and must comply with certain other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

In the event of any legal defeasance, holders of the Notes would be entitled to look only to the trust for payment of principal of and any premium and interest on their Notes until maturity.

Although the amount of money and U.S. Government Obligations on deposit with the trustee would be intended to be sufficient to pay amounts due on the defeased Notes at the time of their stated maturity, if we exercise our covenant defeasance option for the Notes and the Notes are declared due and payable because of the occurrence of an Event of Default, such amount may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. We would remain liable for such payments, however.

In addition, we may discharge all our obligations under the Indenture with respect to the Notes, other than certain obligations to the trustee and our obligation to register the transfer and exchange of Notes, provided that we either:

•	deliver all outstanding Notes to the trustee for cancellation; or

•	all Notes not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and in the case of this bullet point we have irrevocably deposited with the trustee in trust an amount of cash or U.S. Government Obligations or a combination thereof sufficient to pay the entire indebtedness of the Notes, including interest and premium, if any, to the stated maturity or applicable redemption date.

Concerning the Trustee

U.S. Bank National Association acts as indenture trustee, security registrar and paying agent with respect to the Notes. The trustee makes no representation or warranty, express or implied, as to the accuracy or completeness of any information contained in this prospectus, except for such information that specifically pertains to the trustee, or any information incorporated by reference.

Governing Law

The Indenture and the Notes are governed by, and will be construed in accordance with, the law of the State of New York.

Definitions

“Attributable Indebtedness,” when used with respect to any Sale-leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in such transaction, of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights during the remaining term of the lease included in such Sale-leaseback Transaction including any period for which such lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no such termination.

“Board of Directors” means (a) with respect to Plains All American Pipeline, the board of directors of the Managing General Partner, and (b) with respect to PAA Finance Corp., its board of directors or, in each case, with respect to any determination or resolution permitted to be made under the Indenture, any authorized committee or subcommittee of such board.

“Capital Interests” means any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such Person.

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom:

(1) all current liabilities excluding:

(a) any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

(b) current maturities of long-term debt; and

(2) the amount, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth on the consolidated balance sheet of Plains All American Pipeline for its most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Funded Debt” means all debt maturing one year or more from the date of the creation thereof, all debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

“Issue Date” means the date on which the Notes are initially issued.

“Managing General Partner” means (i) Plains All American GP LLC, a Delaware limited liability company (and its successors and permitted assigns), as general partner of Plains AAP, L.P., a Delaware limited partnership (and its successors and permitted assigns), as sole member of PAA GP LLC (and its successors and permitted assigns), as general partner of Plains All American Pipeline or (ii) the business entity with the ultimate authority to manage the business and operations of Plains All American Pipeline.

“Pari Passu Debt” means any of our Funded Debt, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the Notes.

“Permitted Liens” means:

(1) liens upon rights-of-way for pipeline purposes;

(2) any statutory or governmental lien or lien arising by operation of law, or any mechanics’, repairmen’s, materialmen’s, suppliers’, carriers’, landlords’, warehousemen’s or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

(3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of any property;

(4) liens of taxes and assessments which are: (a) for the then current year, (b) not at the time delinquent, or (c) delinquent but the validity of which is being contested at the time by us or any Restricted Subsidiary in good faith;

(5) liens of, or to secure performance of, leases, other than capital leases;

(6) any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

(7) any lien upon property or assets acquired or sold by us or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

(8) any lien incurred in the ordinary course of business in connection with worker’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

(9) any lien in favor of us or any Restricted Subsidiary;

(10) any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by us or any Restricted Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

(11) any lien securing industrial development, pollution control or similar revenue bonds;

(12) any lien securing our debt or debt of any Restricted Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrently with the funding thereof (and for purposes of determining such “substantial concurrence,” taking into consideration, among other things, required notices to be given to holders of outstanding debt securities under the Indenture (including the Notes) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding debt securities under the Indenture (including the Notes), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by us or any Restricted Subsidiary in connection therewith;

(13) liens in favor of any Person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

(14) any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations;

(15) any lien or privilege vested in any grantor, lessor or licensor or permittor for rent or other charges due or for any other obligations or acts to be performed, the payment of which rent or other charges or performance of which other obligations or acts is required under leases, easements, rights-of-way, licenses, franchises, privileges, grants or permits, so long as payment of such rent or the performance of such other obligations or acts is not delinquent or the requirement for such payment or performance is being contested in good faith by appropriate proceedings;

(16) easements, exceptions or reservations in any property of Plains All American Pipeline or any property of any of its Restricted Subsidiaries granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of its business or the business of Plains All American Pipeline and its Subsidiaries, taken as a whole;

(17) liens arising under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farmout agreements, division orders, contracts for sale, transportation or exchange of oil and natural gas, unitization and pooling declarations and agreements, area of mutual interest agreements and other agreements arising in the ordinary course of Plains All American Pipeline’s or any Restricted Subsidiary’s business that are customary in the business of marketing, transportation and terminalling of crude oil and/or marketing of liquefied petroleum gas; or

(18) any obligations or duties to any municipality or public authority with respect to any lease, easement, right-of-way, license, franchise, privilege, permit or grant.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means, whether owned or leased on the Issue Date or thereafter acquired:

(1) any of the pipeline assets of Plains All American Pipeline or the pipeline assets of any Subsidiary of Plains All American Pipeline, including any related facilities employed in the transportation, distribution, terminalling, gathering, treating, processing, marketing or storage of crude oil or refined petroleum products, natural gas, natural gas liquids, fuel additives or petrochemicals; and

(2) any processing or manufacturing plant or terminal owned or leased by Plains All American Pipeline or any Subsidiary of Plains All American Pipeline; except, in either case above: (a) any such assets consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and (b) any such assets, plant or terminal which, in the good faith opinion of the Board of Directors, is not material in relation to the activities of Plains All American Pipeline or the activities of Plains All American Pipeline and its Subsidiaries, taken as a whole.

“Restricted Subsidiary” means any Subsidiary of Plains All American Pipeline owning or leasing, directly or indirectly through ownership in another Subsidiary, any Principal Property.

“Sale-leaseback Transaction” means the sale or transfer by us or any Subsidiary of Plains All American Pipeline of any Principal Property to a Person (other than us or a Subsidiary of Plains All American Pipeline) and the taking back by us or any Subsidiary of Plains All American Pipeline, as the case may be, of a lease of such Principal Property.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person:

(1) any other Person of which more than 50% of the total voting power of shares or other Capital Interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees (or equivalent persons) thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof; or

(2) in the case of a partnership, more than 50% of the partners’ Capital Interests, considering all partners’ Capital Interests as a single class, is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the exchange of outstanding Notes for new Notes and is the opinion of Vinson & Elkins L.L.P., counsel to the general partner and us, as it relates to legal conclusions with respect to matters of U.S. federal income tax law. In the opinion of Vinson & Elkins L.L.P., the exchange of outstanding Notes for new Notes will not be an exchange or otherwise a taxable event to a holder for United States federal income tax purposes. Accordingly, a holder will have the same adjusted issue price, adjusted basis and holding period in the new Notes as it had in the outstanding Notes immediately before the exchange. The legal conclusions of Vinson & Elkins L.L.P. are based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which may be subject to change at any time by legislative, judicial or administrative action. These changes may be applied retroactively in a manner that could adversely affect a holder of new Notes. The legal conclusions of Vinson & Elkins L.L.P. do not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations. Each holder is encouraged to consult, and depend on, his own tax advisor in analyzing the particular tax consequences of exchanging such holder’s outstanding Notes for new Notes, including the applicability and effect of any federal, state, local and foreign tax laws.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC in no-action letters issued to third parties, we believe that you may transfer new Notes issued under the exchange offer in exchange for the outstanding Notes if:

•	you acquire the new Notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the Notes within the meaning of the Securities Act.

You may not participate in the exchange offer if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer that acquired outstanding Notes directly from us.

Each broker-dealer that receives new Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new Notes. To date, the staff of the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as these exchange offer, other than a resale of an unsold allotment from the original sale of the outstanding Notes, with a prospectus contained in a registration statement like this registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new Notes received in exchange for outstanding Notes where such outstanding Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to one year after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, promptly available to any broker-dealer for use in connection with any such resale.

If you wish to exchange your outstanding Notes for new Notes in the exchange offer, you will be required to make representations to us as described in “The Exchange Offer — Purpose and Effect of the Exchange Offer” and “— Your Representations to Us” in this prospectus and in the letter of transmittal. In addition, if you are a broker-dealer who receives new Notes for your own account in exchange for outstanding Notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale by you of such new Notes.

We will not receive any proceeds from any sale of new Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the new Notes or a combination of the preceding methods of resale;

•	at market prices prevailing at the time of resale; and

•	at prices related to such prevailing market prices or negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new Notes. Any broker-dealer that resells new Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of new Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the consummation of each exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents pursuant to the letter of transmittal. We have agreed to pay all expenses incident to each exchange offer (including the expenses of one counsel for the holders of the outstanding Notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the outstanding Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new Notes and the related guarantees will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Plains All American Pipeline, L.P. for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet as of December 31, 2007 of PAA GP LLC incorporated in this prospectus by reference to the Current Report on Form 8-K of Plains All American Pipeline, L.P. filed March 10, 2008 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are “incorporating by reference” into this prospectus information we file with the SEC. This procedure means that we can disclose important information to you by referring you to documents filed with the SEC. The information we incorporate by reference is part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by Plains All American Pipeline, L.P. (Commission File No. 1-14569) with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished and not filed with the SEC) until the offering under this registration statement is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008;

•	Current Report on Form 8-K filed with the SEC on January 4, 2008 (amendment of the Limited Partnership Agreement of Plains AAP, L.P. and the Limited Liability Company Agreement of Plains All American GP LLC, modifications to the Class B Restricted Units Agreements and assignment of general partnership interest of the general partnership interest in Plains AAP, L.P.);

•	Current Report on Form 8-K filed with the SEC on March 10, 2008 (audited balance sheet of PAA GP LLC as of December 31, 2007);

•	Current Report on Form 8-K filed (other than Items 7.01 and 9.01, which were furnished) with the SEC on April 7, 2008 (execution of Rainbow Pipe Line Company Ltd. acquisition agreement);

•	Current Report on Form 8-K filed with the SEC on April 15, 2008 (amendment of the Limited Partnership Agreement of Plains All American Pipeline, L.P.);

•	Current Report on Form 8-K filed (other than Item 7.01, which was furnished) with the SEC on April 18, 2008 (announcement of debt offering);

•	Current Report on Form 8-K filed (other than Items 7.01 and 9.01, which were furnished) with the SEC on April 18, 2008 (announcement of Rainbow IDR reduction);

•	Current Report on Form 8-K filed (other than Item 7.01, which was furnished) with the SEC on April 23, 2008 (documentation related to debt offering);

•	Current Report on Form 8-K filed (other than Item 7.01, which was furnished) with the SEC on May 12, 2008 (execution of underwriting agreement related to equity offering);

•	Current Report on Form 8-K filed with the SEC on May 20, 2008 (unaudited consolidated balance sheet of PAA GP LLC as of March 31, 2008);

•	Current Report on Form 8-K filed with the SEC on May 30, 2008 (amendment of the Limited Partnership Agreement of Plains All American Pipeline, L.P.);

•	Current Report on Form 8-K filed with the SEC on July 28, 2008 (officer title changes);

•	Current Report on Form 8-K filed (other than Item 7.01, which was furnished) with the SEC on August 7, 2008 (amendment of the Limited Partnership Agreement of Plains AAP, L.P. and the Limited Liability Company Agreement of Plains All American GP LLC); and

•	Current Report on Form 8-K filed with the SEC on August 19, 2008 (unaudited consolidated balance sheet of PAA GP LLC as of June 30, 2008).

You may request a copy of these filings at no cost by making written or telephone requests for copies to:

Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002
Attention: Tim Moore
Telephone: (713) 646-4100

Additionally, you may read and copy any materials that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding us. The SEC’s website address is www.sec.gov.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information provided in this prospectus or incorporated by reference is accurate as of any date other than the date on the front cover or the date of the incorporated material, as applicable.

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this prospectus, other than statements of historical fact, are forward-looking statements, including but not limited to statements identified by the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend” and “forecast,” as well as similar expressions and statements regarding our business strategy, plans and objectives of our management for future operations. The absence of these words, however, does not mean that the statements are not forward-looking. These statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions. Certain factors could cause actual results to differ materially from results anticipated in the forward-looking statements. These factors include, but are not limited to:

•	failure to implement or capitalize on planned internal growth projects;

•	the success of our risk management activities;

•	environmental liabilities or events that are not covered by an indemnity, insurance or existing reserves;

•	maintenance of our credit rating and ability to receive open credit from our suppliers and trade counterparties;

•	continued creditworthiness of, and performance by, our counterparties, including financial institutions and trading companies with which we do business;

•	abrupt or severe declines or interruptions in outer continental shelf production located offshore California and transported on our pipeline systems;

•	shortages or cost increases of power supplies, materials or labor;

•	the availability of adequate third-party production volumes for transportation and marketing in the areas in which we operate, and other factors that could cause declines in volumes shipped on our pipelines by us and third-party shippers, such as declines in production from existing oil and gas reserves or failure to develop additional oil and gas reserves;

•	fluctuations in refinery capacity in areas supplied by our mainlines, and other factors affecting demand for various grades of crude oil, refined products and natural gas and resulting changes in pricing conditions or transportation throughput requirements;

•	the availability of, and our ability to consummate, acquisition or combination opportunities;

•	our access to capital to fund additional acquisitions and our ability to obtain debt or equity financing on satisfactory terms;

•	the successful integration and future performance of acquired assets or businesses and the risks associated with operating in lines of business that are distinct and separate from our historical operations;

•	unanticipated changes in crude oil market structure and volatility (or lack thereof);

•	the impact of current and future laws, rulings, governmental regulations and interpretations;

•	the effects of competition;

•	interruptions in service and fluctuations in tariffs or volumes on third-party pipelines;

•	increased costs or lack of availability of insurance;

•	fluctuations in the debt and equity markets, including the price of our units at the time of vesting under our long-term incentive plans;

•	the currency exchange rate of the Canadian dollar;

•	weather interference with business operations or project construction;

•	risks related to the development and operation of natural gas storage facilities;

•	future developments and circumstances at the time distributions are declared;

•	general economic, market or business conditions; and

•	other factors and uncertainties inherent in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas related petroleum products.

Other factors described herein or incorporated by reference, or factors that are unknown or unpredictable, could also have a material adverse effect on future results. Please read “Risk Factors” beginning on page 5 of this prospectus and in Item 1A. “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2007. Except as required by securities laws applicable to the documents incorporated by reference, we do not intend to update these forward-looking statements and information.

ANNEX A

LETTER OF TRANSMITTAL
TO TENDER
OUTSTANDING 6.50% SENIOR NOTES DUE 2018
OF
PLAINS ALL AMERICAN PIPELINE, L.P.
AND
PAA FINANCE CORP.
PURSUANT TO THE EXCHANGE OFFER AND PROSPECTUS
DATED SEPTEMBER 25, 2008

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 30, 2008 (THE “EXPIRATION DATE”), UNLESS THE EXCHANGE OFFER IS EXTENDED BY THE ISSUERS.

The Exchange Agent for the Exchange Offer is:

U.S. Bank Corporate Trust Services
Specialized Finance Dept.
60 Livingston Avenue
St. Paul, MN 55107
Attention: Brandi Steward
Telephone: 651-495-4738

If you wish to exchange currently outstanding 6.50% Senior Notes due 2018 for an equal aggregate principal amount at maturity of new 6.50% Senior Notes due 2018 pursuant to the exchange offer, you must validly tender (and not withdraw) outstanding notes to the exchange agent prior to the Expiration Date.

The undersigned hereby acknowledges receipt of the Prospectus, dated September 25, 2008 (the “Prospectus”), of Plains All American Pipeline, L.P. and PAA Finance Corp. (the “Issuers”), and this Letter of Transmittal (the “Letter of Transmittal”), which together describe the Issuers’ offer (the “Exchange Offer”) to exchange their 6.50% Senior Notes due 2018 (the “New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of their issued and outstanding 6.50% Senior Notes due 2018 (the “Outstanding Notes”). Capitalized terms used but not defined herein have the respective meaning given to them in the Prospectus.

The Issuers reserve the right, at any time or from time to time, to extend the Exchange Offer at their discretion, in which event the term “Expiration Date” shall mean the latest date to which the Exchange Offer is extended. The Issuers shall notify the Exchange Agent and each registered holder of the Outstanding Notes of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

This Letter of Transmittal is to be used by holders of the Outstanding Notes. Tender of Outstanding Notes is to be made according to the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Prospectus under the caption “The Exchange Offer — Procedures for Tendering.” DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer-generated message known as an “agent’s message” to the Exchange Agent for its acceptance. For you to validly tender

Annex A-i

your Outstanding Notes in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures confirming that:

•	DTC has received your instructions to tender your Outstanding Notes; and

•	You agree to be bound by the terms of this Letter of Transmittal.

BY USING THE ATOP PROCEDURES TO TENDER OUTSTANDING NOTES, YOU WILL NOT BE REQUIRED TO DELIVER THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT. HOWEVER, YOU WILL BE BOUND BY ITS TERMS, AND YOU WILL BE DEEMED TO HAVE MADE THE ACKNOWLEDGMENTS AND THE REPRESENTATIONS AND WARRANTIES IT CONTAINS, JUST AS IF YOU HAD SIGNED IT.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

1. By tendering Outstanding Notes in the Exchange Offer, you acknowledge receipt of the Prospectus and this Letter of Transmittal.

2. By tendering Outstanding Notes in the Exchange Offer, you represent and warrant that you have full authority to tender the Outstanding Notes described above and will, upon request, execute and deliver any additional documents deemed by the Issuers to be necessary or desirable to complete the tender of Outstanding Notes.

3. You understand that the tender of the Outstanding Notes pursuant to all of the procedures set forth in the Prospectus will constitute an agreement between the undersigned and the Issuers as to the terms and conditions set forth in the Prospectus.

4. By tendering Outstanding Notes in the Exchange Offer, you acknowledge that the Exchange Offer is being made in reliance upon interpretations contained in no-action letters issued to third parties by the staff of the Securities and Exchange Commission (the “SEC”), including Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1989), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that the New Notes issued in exchange for the Outstanding Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof without compliance with the registration and prospectus delivery provisions of the Securities Act (other than a broker-dealer who purchased Outstanding Notes exchanged for such New Notes directly from the Issuers to resell pursuant to Rule 144A or any other available exemption under the Securities Act and any such holder that is an “affiliate” of the Issuers within the meaning of Rule 405 under the Securities Act), provided that such New Notes are acquired in the ordinary course of such holders’ business and such holders are not participating in, and have no arrangement with any other person to participate in, the distribution of such New Notes.

5. By tendering Outstanding Notes in the Exchange Offer, you hereby represent and warrant that:

a. the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of your business, whether or not you are the holder;

b. you have no arrangement or understanding with any person to participate in the distribution of Outstanding Notes or New Notes within the meaning of the Securities Act;

c. you are not an “affiliate,” as such term is defined under Rule 405 promulgated under the Securities Act, of the Issuers;

d. if you are not a broker-dealer, that you are not engaged in, and do not intend to engage in, the distribution of the New Notes; and

e. if you are a broker-dealer, that you will receive the New Notes for your own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities and that you acknowledge that you will deliver a prospectus in connection with any resale of such New Notes.

Annex A-ii

6. You may, if you are unable to make all of the representations and warranties contained in Item 5 above and as otherwise permitted in the Registration Rights Agreement (as defined below), elect to have your Outstanding Notes registered in the shelf registration statement described in the Exchange and Registration Rights Agreement, dated as of April 23, 2008 (the “Registration Rights Agreement”), by and among the Issuers, the Subsidiary Guarantors (as defined therein) and the Initial Purchasers (as defined therein). Such election may be made by notifying the Issuers in writing at 333 Clay Street, Suite 1600, Houston, Texas 77002, Attention: Tim Moore. By making such election, you agree, as a holder of Outstanding Notes participating in a shelf registration, to indemnify and hold harmless the Issuers, each of the directors of the Issuers, each of the officers of the Issuers who signs such shelf registration statement, each person who controls the Issuers within the meaning of either the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and each other holder of Outstanding Notes, from and against any and all losses, claims, damages or liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any shelf registration statement or prospectus, or in any supplement thereto or amendment thereof, or caused by the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; but only with respect to information relating to you furnished in writing by you or on your behalf expressly for use in a shelf registration statement, a prospectus or any amendments or supplements thereto. Any such indemnification shall be governed by the terms and subject to the conditions set forth in the Registration Rights Agreement, including, without limitation, the provisions regarding notice, retention of counsel, contribution and payment of expenses set forth therein. The above summary of the indemnification provision of the Registration Rights Agreement is not intended to be exhaustive and is qualified in its entirety by the Registration Rights Agreement.

7. If you are a broker-dealer that will receive New Notes for your own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, you acknowledge by tendering Outstanding Notes in the Exchange Offer, that you will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. The Issuers have agreed to that, for a period of up to one year after the consummation of the Exchange Offer, they will make the Prospectus, as amended or supplemented, promptly available to any broker-dealer for use in connection with any such resale of the New Notes. Requests for copies of the Prospectus should be directed to the Issuers in writing at 333 Clay Street, Suite 1600, Houston, Texas 77002, Attention: Tim Moore. If you are a broker-dealer and Outstanding Notes held for your own account were not acquired as a result of market-making or other trading activities, such Outstanding Notes cannot be exchanged pursuant to the Exchange Offer.

8. Any of your obligations hereunder shall be binding upon your successors, assigns, executors, administrators, trustees in bankruptcy and legal and personal representatives.

INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. Book-Entry Confirmations.

Any confirmation of a book-entry transfer of Outstanding Notes to the Exchange Agent’s account at DTC (a “Book-Entry Confirmation”), as well as any agent’s message and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein prior to 5:00 P.M., New York City time, on the Expiration Date.

2. Partial Tenders.

Tenders of Outstanding Notes will be accepted only in minimum denominations of $2,000 and integral multiples of $1,000. The entire principal amount of Outstanding Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise communicated to the Exchange Agent. If the entire principal amount of all Outstanding Notes is not tendered, then Outstanding Notes for the principal amount of Outstanding Notes not tendered and New Notes issued in exchange for any Outstanding Notes accepted will be delivered to the holder via the facilities of DTC promptly after the Outstanding Notes are accepted for exchange.

Annex A-iii